Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205
July 25, 2007
Via EDGAR and Facsimile (202)772-9220
Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Toreador Resources Corporation
Registration Statement on Form S-1 / File No. 333-142731
Dear Ms. Levy:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Toreador Resources Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on July 26, 2007, or as soon as possible thereafter.
     The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.
     The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.
     The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Bruce Newsome at (214) 651-5119.

Very truly yours, Toreador Resources Corporation
By:	/s Charles J. Campise
Charles J. Campise
Vice President — Finance & Accounting and Chief Accounting Officer